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                              July 12, 2023

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed June 26, 2023
                                                            File No. 333-270504

       Dear Ali Vezvaei:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 197

   1.                                                   We note your response
to prior comment 2 and your revised disclosures in the
                                                        introductory paragraph
and footnote (11) related the pro forma balance sheet. Your
                                                        disclosure in the
introductory paragraph states that pro forma balance sheet gives effect to the Business
Combination as if it had been consummated on December 31, 2022, but the additional shareholder
and other loans received after the reporting period do not appear to be related to the
business combination transaction. Please revise your disclosure to provide similar
information for the shareholder and other loans. Additionally, your response to prior
comment 2 and revised disclosures do not appear to reflect the IP Note.
                                                        Please revise
accordingly.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli Vezvaei
           B.V.
Comapany
July       NameNext.e.GO B.V.
     12, 2023
July 12,
Page  2 2023 Page 2
FirstName LastName
2. Please revise your introductory paragraph to include the periods for which the pro forma income statement information is presented and an explanation of what the pro forma income statement shows (e.g. to give effect to the business combination as if it had been consummated as of the earliest period presented) Additionally, revise to provide an explanation how the transactions involving the shareholder loans and the IP Note have been reflected in the pro forma income statement.
Adjustment (11), page 203

3. We note your disclosure stating that e.GO expects to receive net proceeds in an amount of
            approximately    [48] million    as a result of the successful
closing of the IP Note. This
         disclosure appears to related to adjustment (12) rather than (11). If true, please revise accordingly.
Adjustment (12), page 204

4. Please revise to disclose whether the closing of the IP Note and receiving the net proceeds
         of    48 million is probable of occurring. If not, please explain why you believe this
         transaction should be reflected in your pro forma financial information. Refer to Rule 11-
         01 of Regulation S-X.
Financial statements of Next.e.GO Mobile SE for the fiscal year ended December 31, 2022
Note 15. Events occurring after the reporting period, page F-58

5. We note your response to prior comment 5 and revised disclosure on F-59. Please revise your disclosure to clarify the nature of the arrangement and relationship between (1) the
         IP Note term sheet you signed with Traust Structured, LLC and Two River Ventures,
         LLC; and (2) the complementary term-sheet to the IP Note you signed with Painted Sky
         Partners (acting as the investor). In this regard, explain how the complementary term-
         sheet you entered affects the amount you expect to receive from the IP Note.
Exhibits

6. Exhibit 5.1 does not appear to include counsel's opinion regarding the warrants that will be issued. Please file a revised opinion.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
 Ali Vezvaei
Next.e.GO B.V.
July 12, 2023
FirstName
Page 3         LastNameAli Vezvaei
Comapany NameNext.e.GO B.V.
                                     Office of Manufacturing
July 12, 2023 Page 3
cc:       Clemens Rechberger
FirstName LastName